UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hill International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

431466101

(CUSIP Number)

Cornwall Capital Management LP

Attn: Ian D. Haft

570 Lexington Avenue, Suite 1001

New York, New York 10022

(917) 639-5438

With a copy to:

Richard J. Birns, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 431466101

1	NAME OF REPORTING PERSONS Cornwall Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,874,021
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,874,021
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,874,021
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 431466101

1	NAME OF REPORTING PERSONS Cornwall Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,874,021
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,874,021
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,874,021
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 431466101

1	NAME OF REPORTING PERSONS Cornwall GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,874,021
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,874,021
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,874,021
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 431466101

1	NAME OF REPORTING PERSONS CMGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,874,021
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,874,021
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,874,021
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 431466101

1	NAME OF REPORTING PERSONS James A. Mai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,874,021
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,874,021
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,874,021
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Hill International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at One Commerce Square, 2005 Market Street, 17th Floor, Philadelphia, Pennsylvania 19103.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Cornwall Master LP, a Cayman Islands exempted limited partnership (“Master”), with respect to the shares of Common Stock directly held by it;

(ii) Cornwall Capital Management LP, a Delaware limited partnership (“Cornwall”), which serves as investment manager to Master, with respect to the shares of Common Stock directly held by Master;

(iii) Cornwall GP, LLC, a Delaware limited liability company (“GP”), which serves as the general partner of Master, with respect to the shares of Common Stock directly held by Master;

(iv) CMGP, LLC, a Delaware limited liability company (“CMGP”), which serves as the general partner of Cornwall, with respect to the shares of Common Stock directly held by Master; and

(v) James A. Mai, a citizen of the United States (“Mr. Mai”), who is the principal and Chief Investment Officer of Cornwall, the managing member of GP and the managing member of CMGP, with respect to the shares of Common Stock directly held by Master. Mr. Mai disclaims beneficial ownership of the shares of Common Stock reported herein.

(b)	The business address of each of the Reporting Persons is 570 Lexington Avenue, Suite 1001, New York, New York 10022.

(c)	The principal business of: (i) Master is to serve as a private investment limited partnership, (ii) Cornwall is to serve as investment manager to private investment funds, including Master, and to make investment decisions on behalf of these private investment funds, (iii) GP is to serve as the general partner of private investment funds, including Cornwall Master, (iv) CMGP is to serve as the general partner of Cornwall, and (v) Mr. Mai, an individual, is to serve as principal and Chief Investment Officer of Cornwall and as managing member of GP.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Mai is a citizen of the United States. The places of organization of each of the other Reporting Persons are listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons used approximately $9,887,995 (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D. The funds used to acquire the Common Stock reported herein were derived from general working capital made in the ordinary course of business.

Item 4.	Purpose of Transaction

(a)-(j)	The Reporting Persons purchased the Common Stock for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, may have discussions with the Issuer, which may include discussions regarding the corporate governance, financial condition, strategic transactions and/or operations of the Issuer.

The Reporting Persons may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate at the time including but not limited to: (i) acquiring additional Common Stock and/or other equity, debt, notes, other securities, including but not limited to derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) nominating or recommending candidates to serve on the board of directors of the Issuer; (iv) discussing the various potential alternatives and strategies regarding the Issuer with others, including but not limited to interested market and industry participants; (v) entering into agreements or understandings with other shareholders of the Issuer with respect to the voting, holding and/or disposition of Securities; or (vi) proposing or considering any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b)	The aggregate number of shares of Common Stock to which this Schedule 13D relates is 2,874,021 shares. Based upon 51,701,442 shares outstanding as of March 9, 2016, as reported in the Issuer’s annual report on Form 10-K filed March 29, 2016 for the fiscal year ended December 31, 2015, the Reporting Persons’ shares of Common Stock represent approximately 5.559% of the Issuer’s outstanding Common Stock.

Each of the Reporting Persons may be deemed the beneficial owner of the Common Stock reported herein. Each of the Reporting Persons have the shared power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Common Stock reported herein.

(c)	The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Stock within the last 60 days, all of which were brokered transactions effected in the open market (unless otherwise noted), are set forth below.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share
Master	3/9/2016	(50,000)	$3.27
Master	3/10/2016	(52,045)	$3.19
Master	3/11/2016	(19,688)	$3.29
Master	3/14/2016	(28,267)	$3.28
Master	3/15/2016	(7,400)	$3.26
Master	3/21/2016	(13,635)	$3.24
Master	3/22/2016	(23,016)	$3.21
Master	4/5/2016	150,000	$3.29
Master	4/6/2016	18,000	$3.34
Master	4/7/2016	25,000	$3.32
Master	4/8/2016	10,000	$3.35
Master	4/11/2016	32,000	$3.45
Master	4/12/2016	2,520	$3.50
Master	4/12/2016	20,000	$3.50
Master	4/13/2016	40,000	$3.79
Master	4/14/2016	26,000	$3.90
Master	4/19/2016	134,790	$4.15
Master	4/20/2016	49,659	$4.15
Master	4/21/2016	19,303	$4.15

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 22, 2016, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 1.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated April 22, 2016, by and among Cornwall Master LP, Cornwall Capital Management LP, Cornwall GP, LLC, CMGP, LLC, and James Mai

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2016

CORNWALL MASTER LP
By:	Cornwall GP, LLC, its general partner

By:	/s/ James A. Mai
	Name:	James A. Mai
	Title:	Managing Member

CORNWALL CAPITAL MANAGEMENT LP
By:	CMGP, LLC, its general partner

By:	/s/ James A. Mai
	Name:	James A. Mai
	Title:	Managing Member

CORNWALL GP, LLC

By:	/s/ James A. Mai
	Name:	James A. Mai
	Title:	Managing Member

CMGP, LLC

By:	/s/ James A. Mai
	Name:	James A. Mai
	Title:	Managing Member

JAMES A. MAI

/s/ James A. Mai